June 29, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Prime Rate Trust
(SEC File Nos. 333-203624; 811-05410)
(SEC File Nos. 333-203653; 811-05410)

Dear Ms. Browning:

This letter responds to the follow-up comment provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on June 28, 2016, for the Registration Statements on Form N-2 of Voya Prime Rate Trust (“Registrant”) filed on April 25, 2016. Our summary of the comment and our response thereto is provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment: The Staff requested that the Registrant add disclosure under “How Shares are Priced” on page 24 of the prospectus describing the sources used by CTA to determine transaction prices.

Response:          The Registrant will add the following description to the noted disclosure:

The data reflected on the consolidated tape provided by CTA is generated by various market centers, including all securities exchanges, electronic communications networks, and third-market broker-dealers.

2.	Comment: The Staff requested that the Registrant revise the “Contractual Arrangements” paragraph of the prospectus to reflect that the noted paragraph does not limit rights granted to shareholders under federal and state securities laws.

Response:          The Registrant will revise the noted disclosure as follows:

The Trust has contractual arrangements with various service providers, which may include, among others, investment advisers, distributors, custodians and fund accounting agents, shareholder service providers, and transfer agents, who provide services to the Trust. Shareholders are not parties to, or intended (“third-party”) beneficiaries of, any of those contractual arrangements, and those contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Trust. This paragraph is not intended to limit any rights granted to shareholders under federal or state securities laws.

3.	Comment: The Staff requested that the Registrant review the disclosure included in the Registration Statement with respect to investments in asset-backed securities and determine whether additional disclosure describing these types of investments and the risks associated with them should be added to the Statement of Additional Information. The Staff further requested that the Registrant confirm how it complies with its fundamental investment policy not to concentrate with respect to these investments.

Response:          The Registrant has added the following disclosure regarding investments in asset backed securities to the Statement of Additional Information:

Asset-Backed Securities

Defaults on, or low credit quality or liquidity of the underlying assets of the asset-backed securities may impair the value of these securities and result in losses. There may be limitations on the enforceability of any security interest or collateral granted with respect to those underlying assets and the value of collateral may not satisfy the obligation upon default. These securities also present a higher degree of prepayment and extension risk and interest rate risk than do other types of debt instruments. Because of prepayment risk and extension risk, small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain asset-backed securities. The value of longer-term securities generally changes more in response to changes in market interest rates than shorter term securities.

These securities may be significantly affected by government regulation, market interest rates, market perception of the creditworthiness of an issuer servicer, and loan-to-value ratio of the underlying assets. During an economic downturn, the mortgages, commercial or consumer loans, trade or credit card receivables, installment purchase obligations, leases, or other debt obligations underlying an asset-backed security may experience an increase in defaults as borrowers experience difficulties in repaying their loans which may cause the valuation of such securities to be more volatile and may reduce the value of such securities. These risks are particularly heightened for investments in asset-backed securities that contain sub-prime loans which are loans made to borrowers with weakened credit histories and often have higher default rates.

Further, the Registrant represents that, with respect to its fundamental policy on industry concentration, the Registrant does not remove asset-backed securities from inclusion in any particular industry or group of industries.

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc: Elizabeth Reza, Esq.
Timothy Diggins, Esq.
Kristen Freeman, Esq.

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 29, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

RE:	Voya Prime Rate Trust
(SEC File Nos. 333-203624, 811-05410)
(SEC File Nos. 333-203653, 811-05410)

Dear Ms. Browning:

Voya Prime Rate Trust (the “Registrant”) recognizes the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Further, the Registrant recognizes that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. Lastly, the Registrant recognizes that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management —Voya Family of Funds

Attachment

cc:	Elizabeth J. Reza, Esq.
Ropes & Gray LLP